Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE HANG FENG TECHNOLOGY INNOVATION CO., LTD. UNIT 2806, 28/F, TOWER ONE, LIPPO CENTRE, NO. 89 QUEENSWAY, HONG KONG VOTE BY INTERNET Before The Meeting - Go to www . proxyvote . com o r scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . During The Meeting - Go to https : //us 06 web . zoom . us/j/ 89526912332 You may attend the meeting via the Internet and vote during the meeting . Have the information that is printed in the box marked by the arrow available and follow the instructions . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T00360 - TBD KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY HANG FENG TECHNOLOGY INNOVATION CO., LTD. The Board of Directors recommends you vote FOR the following proposals: 1. For Against Abstain As a special resolution, that the share capital of the Company be amended from USD50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to USD50,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each, including the re - designation of issued and unissued ordinary shares 2. 6. As a special resolution, subject to and immediately following the Share Capital Reclassification being effected and confirmations from each director of the Company that they are satisfied the Company will be able to pay its debts as and when they fall due in the ordinary course of business immediately following the Class A Share Repurchase, that the Company repurchases 4 , 000 , 000 Class A Ordinary Shares from Hang Feng International Holdings Co . , Limited at par value, and issues 4 , 000 , 000 corresponding Class B Ordinary Shares at par value to Hang Feng International Holdings Co . , Limited upon receipt of its application 3. As an ordinary resolution, that subject to and immediately following the Share Capital Reclassification being effected, the authorized share capital of the Company be increased from US $ 50 , 000 divided into 450 , 000 , 000 Class A ordinary shares with par value of US $ 0 . 0001 per share and 50 , 000 , 000 Class B ordinary shares with par value of US $ 0 . 0001 per share to USD 1 , 000 , 000 divided into (i) 9 , 000 , 000 , 000 Class A ordinary shares of par value USD 0 . 0001 each ; and (ii) 1 , 000 , 000 , 000 Class B ordinary shares of par value USD 0 . 0001 each, by the creation of an additional 8 , 550 , 000 , 000 Class A ordinary shares of par value USD 0 . 0001 each to rank pari passu in all respects with the Class A Ordinary Shares, and additional 950 , 000 , 000 Class B ordinary shares of par value USD 0 . 0001 each to rank pari passu in all respects with the Class B Ordinary Shares (the “Share Capital Increase”) 4. 5. As a special resolution, that subject to and immediately following the Share Capital Reclassification and the Share Capital Increase being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached hereto as Appendix A, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reclassification, the terms of the Class A ordinary shares and Class B ordinary shares, and the Share Capital Increase (the “A&R M&A (Share Capital Reclassification and Share Capital Increase)”) As a special resolution, subject to the Share Capital Reclassification and Share Capital Increase being effected and all further requirements prescribed by sections 14 , 14 A and 14 B of the Companies Act (Revised) (the Companies Act) relating to share capital reductions being complied with, that the share capital of the Company be reduced and reorganized from USD 1 , 000 , 000 to USD 10 , 000 by reducing the par value of each authorized share from USD 0 . 0001 to USD 0 . 000001 As a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached hereto as Appendix B, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganisation (the “A&R M&A (Share Capital Reduction and Reorganisation)”) 7. 8. As an ordinary resolution, that the Board be authorized to effect one or more Share Consolidations at an exchange ratio of up to 1 : 200 in the aggregate within two (2) years following the date of the 2026 Extraordinary General Meeting As a special resolution, that subject to and immediately following a Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, with the only amendments being made to reflect the relevant Share Consolidation upon its effectiveness and as the directors may approve in their absolute discretion without further approval by the shareholders (the “A&R M&A (Share Consolidation)”) 9. As an ordinary resolution, to adjourn the 2026 Extraordinary Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the 2026 Extraordinary Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date ڀ ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! For Against Abstain ! ! ! ! ! ! ! ! ! ! ! !

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. T00361 - TBD HANG FENG TECHNOLOGY INNOVATION CO., LTD. SPECIAL MEETING OF SHAREHOLDERS June 12, 2026 10:00 a.m. Eastern Time THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Zhiheng Xu, as proxy, with the power to appoint (his/her) substitute, and hereby authorize(s) him/her to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of Hang Feng Technology Innovation Co . , Ltd . that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholder to be held at 10 : 00 a . m . Eastern time, on June 12 , 2026 , virtually at https : //us 06 web . zoom . us/j/ 89526912332 , and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . CONTINUED AND TO BE SIGNED ON REVERSE SIDE